UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

WILLIAM WYATT

THE DONERAIL GROUP LP

240 26th Street

Suite 3

Santa Monica, CA 90402

ANDREW FREEDMAN ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

THE DONERAIL GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN, IA

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM WYATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

IN

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT FUND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		833,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

833,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

833,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

*Includes 233,000 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		366,083
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

366,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		169,782
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

169,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Robert Cathey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,000
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

541,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 900450206

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares Purchased by the Donerail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 600,00 Shares reported owned directly by the Donerail Fund herein was approximately $17,246,325. The aggregate purchase price of the call options, which are currently exercisable, referencing 233,000 Shares, which may be deemed to be beneficially owned by Donerail, is approximately $2,068,317, including brokerage commissions.

The Shares purchased by the SCW Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 535,865 Shares reported owned herein by the SCW Funds is approximately $12,978,696, excluding brokerage commissions. The Shares purchased by Mr. Cathey were purchased with personal funds in open market purchases. The aggregate purchase price for the 6,000 Shares reported owned herein by Mr. Cathey is approximately $134,325, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,478,974 Shares outstanding, which is the total number of Shares outstanding as of April 7, 2022, as reported in the Issuer’s preliminary proxy statement filed with the Securities and Exchange Commission on April 8, 2022.

A.	Donerail
(a)	As of the close of business on April 18, 2022, Donerail beneficially owned 833,000 Shares, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 833,000

(c)	The transactions in the securities of the Issuer by Donerail on behalf of the Donerail Fund since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
11

CUSIP No. 900450206

B.	Mr. Wyatt
(a)	Mr. Wyatt, as the Managing Partner of Donerail, may be deemed the beneficial owner of the 833,000 Shares beneficially owned by Donerail, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 833,000

(c)	Mr. Wyatt has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 9 to the Schedule 13D.
E.	HFA
(a)	HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the 833,000 Shares beneficially owned by Donerail, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 833,000

(c)	HFA has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 9 to the Schedule 13D.
F.	HMC
(a)	HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 833,000 Shares beneficially owned by Donerail, including 233,000 Shares underlying call options currently exercisable.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 833,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 833,000

(c)	HMC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 9 to the Schedule 13D.
G.	SCW Capital
(a)	As of the close of business on April 18, 2022, SCW Capital beneficially owned 366,083 Shares.

12

CUSIP No. 900450206

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 366,083
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 366,083

(c)	The transactions in the securities of the Issuer by SCW Capital since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

H.       SCW QP

(a)	As of the close of business on April 18, 2022, SCW QP beneficially owned 169,782 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 169,782
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 169,782

(c)	The transactions in the securities of the Issuer by SCW QP since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

I.       SCW Management

(a)	SCW Management, as the investment manager to the SCW Funds, may be deemed the beneficial owner of the 366,083 Shares beneficially owned by SCW Capital and the 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 535,865

(c)	SCW Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 9 to the Schedule 13D.

J.       Trinity

(a)	Trinity, as the general partner of the SCW Funds and SCW Management, may be deemed the beneficial owner of the 366,083 Shares beneficially owned by SCW Capital and the 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.3%

13

CUSIP No. 900450206

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 535,865

(c)	Trinity has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 9 to the Schedule 13D.

K.       Mr. Cathey

(a)	As of the close of business on April 18, 2022, Mr. Cathey beneficially owned 541,865 Shares, including (i) 6,000 Shares beneficially owned directly, (ii) 366,083 Shares beneficially owned by SCW Capital and (iii) 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 6,000
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: 6,000
4. Shared power to dispose or direct the disposition: 535,865

(c)	Mr. Cathey has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 9 to the Schedule 13D.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,374,865 shares of Common Stock owned in the aggregate by all of the Reporting Persons, constituting approximately 8.3% of the outstanding Shares. The filing of this Amendment No. 10 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Previously, the Donerail Fund sold short American-style exchange listed put options referencing an aggregate of 600,000 Shares, which had an exercise price of $26.00 and expired on April 14, 2022. On April 14, 2022, the Donerail Fund purchased American-style exchange listed put options referencing an aggregate of 591,900 Shares, which had an exercise price of $26.00 and expired on April 14, 2022, to cover its short position. Also on April 14, 2022, the counterparty to the remaining put options referencing 8,100 Shares exercised such options and the Donerail Fund acquired 8,100, as set forth on Schedule B, which is incorporated herein by reference. Accordingly, the Donerail Fund no longer has any exposure to such put options.

Previously, the Donerail Fund purchased American-style exchange listed call options referencing an aggregate of 275,000 Shares, which had an exercise price of $26.00 and expired on April 14, 2022. These options expired worthless pursuant to their terms and, accordingly, the Donerail Fund no longer has any exposure to such options.

14

CUSIP No. 900450206

Previously, the Donerail Fund sold short American-style exchange listed call options referencing an aggregate of 275,000 Shares, which had an exercise price of $30.00 and expired on April 14, 2022. These options expired worthless pursuant to their terms and, accordingly, the Donerail Fund no longer has any exposure to such options.

Previously, the Donerail Fund purchased American-style exchange listed put options referencing an aggregate of 1,000,000 Shares, which had an exercise price of $12.00 and expired on April 14, 2022. On April 14, 2022, the Donerail Fund sold certain of these put options referencing 950,000 Shares, as set forth on Schedule B, which is incorporated herein by reference, and the remaining put options referencing 50,000 shares expired worthless pursuant to their terms. Accordingly, the Donerail Fund no longer has any exposure to such options.

The Donerail Fund purchased American-style exchange listed put options referencing an aggregate of 950,000 Shares, which have an exercise price of $10.00 and expire on May 20, 2022.

The Donerail Fund purchased American-style exchange listed call options referencing an aggregate of 233,000 Shares, which have an exercise price of $25.00 and expire on May 20, 2022.

The Donerail Fund sold short American-style exchange listed put options referencing an aggregate of 600,000 Shares, which have an exercise price of $26.00 and expire on May 20, 2022.

The Donerail Fund sold short American-style exchange listed call options referencing an aggregate of 233,000 Shares, which have an exercise price of $27.00 and expire on May 20, 2022.

15

CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2022

THE DONERAIL GROUP LP

By:	/s/ William Wyatt
	Name:	William Wyatt
	Title:	Managing Partner

/s/ William Wyatt
WILLIAM WYATT

HARBERT FUND ADVISORS, INC.

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

SCW CAPITAL, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

16

CUSIP No. 900450206

SCW CAPITAL QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

SCW CAPITAL MANAGEMENT, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

TRINITY INVESTMENT GROUP, LLC

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

/s/ Robert Cathey
ROBERT CATHEY

17

CUSIP No. 900450206

SCHEDULE B

TRANSACTIONS IN SECURITIES OF THE ISSUER
SINCE THE FILING OF AMENDMENT NO. 9 TO THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

THE DONERAIL GROUP LP
(On behalf of the Donerail Fund)

Sale of April 2022 Put Options ($12.00 Strike Price)	(950,000)	0.0500	04/14/2022
Purchase of April 2022 Put Options ($26.00 Strike Price)[1]	591,900	7.1000	04/14/2022
Acquisition of Common Stock[2]	8,100	26.0000	04/14/2022
Purchase of April 2022 Put Options ($26.00 Strike Price)	8,100	7.1000	04/14/2022
Sale of April 2022 Put Options ($26.00 Strike Price)	(8,100)	6.6900	04/14/2022
Purchase of Common Stock	6,084	19.3900	04/14/2022
Purchase of May 2022 Put Options ($10.00 Strike Price)	950,000	0.1500	04/14/2022
Purchase of May 2022 Call Options ($25.00 Strike Price)	233,000	0.7000	04/14/2022
Short Sale of May 2022 Put Options ($26.00 Strike Price)	(600,000)	7.5000	04/14/2022
Short Sale of May 2022 Call Options ($27.00 Strike Price)	(233,000)	0.4000	04/14/2022

SCW CAPITAL LP

Purchase of Common Stock	615	19.4862	04/14/2022
Purchase of Common Stock	6,830	19.4053	04/14/2022
Purchase of Common Stock	10,314	19.2686	04/14/2022

SCW CAPITAL QP, LP

Purchase of Common Stock	285	19.4862	04/14/2022
Purchase of Common Stock	3,170	19.4053	04/14/2022
Purchase of Common Stock	4,786	19.2686	04/14/2022

1 Represents a purchase to cover a short position

2 Represents an assignment of shares of Common Stock pursuant to the exercise of certain put options